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                              March 10, 2021

       Raymond Fu
       Chief Executive Officer
       Uonlive Corporation
       1107, Lippo Centre Tower 1
       89 Queensway
       Admiralty, Hong Kong

                                                        Re: Uonlive Corporation
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 3, 2021
                                                            File No. 000-26119

       Dear Mr. Fu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Exhibits

   1. We note that your forum selection provision in your Amended and Restated By-Laws identifies the Eight
Judicial District Court of Clark County, Nevada as the exclusive forum for certain
litigation, including any    derivative action.    Please disclose whether
                                                        this provision applies
to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or
 Raymond Fu
Uonlive Corporation
March 10, 2021
Page 2
      liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities
      Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
      Act.
        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRaymond Fu
                                                            Division of
Corporation Finance
Comapany NameUonlive Corporation
                                                            Office of
Technology
March 10, 2021 Page 2
cc:       Timothy Lam
FirstName LastName